MINTZLEVIN	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com
November 9, 2006

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

        Re:    Hampden Bancorp, Inc.
Registration Statement on Form S-1, Filed September 15, 2006
File No. 333-137359

Ladies and Gentlemen:

        On behalf of Hampden Bancorp, Inc. ("Hampden" or the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 3 ("Amendment No. 3") to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"), initially filed with the Commission on September 15, 2006, as amended on October 25, 2006 and as further amended on November 1, 2006.

        Amendment No. 3 is being filed in response to comments contained in the letter dated November 8, 2006 from Mark Webb of the Staff (the "Staff") of the Commission's Division of Corporation Finance to Thomas R. Burton, the Company's President and Chief Executive Officer. As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff's letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 3. Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.

        We are delivering one courtesy copy of Amendment No. 3, marked to show the changes effected to Amendment No. 2 to the Registration Statement, and one courtesy copy of this letter, to each of Mark Webb, Jonathan E. Gottlieb, Rebekah Moore and Kevin L. Vaughn of the Commission.

        As a preliminary matter, we advise the Staff that Amendment No. 3, in addition to setting forth changes responsive to the Staff's comments, also revises and updates the Registration Statement, as more particularly set forth therein.

General

1.
Comment:    As previously requested, please use no typeface smaller than that used in most of the prospectus.

  Response:    The Company has revised the prospectus contained in the Registration Statement in Amendment No. 3 to make the type consistent.

Summary, page 1

2.
Comment:    As we requested in our comment number 4 of our letter to you dated October 18, 2006, please state, in the preamble, that the Summary highlights "material" information.

  Response:    The Company has revised the Registration Statement on page 1 of Amendment No. 3 to indicate that the Summary highlights "material" information.

3.
Comment:    We note your response, on pages 5 and 6, to our comment number 8 of our letter to you dated October 18, 2006. Please revise the discussion relating to the table on page 7 to clarify that only the Hampden data is pro forma. The staff concurs with your analysis of the "less expensive/more expensive" disclosure, waives its former comment requesting such disclosure, and requests that you delete it.

  Response:    The Company has (i) revised the Registration Statement on pages 6 and 7 of Amendment No. 3 to clarify that only the Hampden Bank data is pro forma data and (ii) deleted the "less expensive/more expensive" disclosure on page 7 of Amendment No. 3.

Purchases by Directors and Executive Officers, page 22

4.
Comment:    As previously requested, please disclose that the purchases by directors and officers will be for investment purposes.

  Response:    The Company has revised the Registration Statement on page 22 of Amendment No. 3 to disclose that the purchases by directors and officers will be for investment purposes.

*        *        *

        In connection with responding to the Staff's comments, the Company acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope that the above responses and the related revisions to Amendment No. 3 will be acceptable to the Staff. We thank you for your time and attention. Please do not hesitate to call Mark Chamberlin or me at (617) 542-6000 with any questions regarding Amendment No. 3 or this letter and kindly fax a copy of any written comments to the following parties:

R. Mark Chamberlin Sahir C. Surmeli Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000 FAX: (617) 542-2241	Thomas R. Burton Hampden Bancorp, Inc. 19 Harrison Avenue P.O. Box 2048 Springfield, MA 01102 (413) 452-5140 FAX: (413) 746-1018
Thank you for your assistance.	Very truly yours,
/s/ Sahir C. Surmeli
Sahir C. Surmeli

cc:    Securities and Exchange Commission
        Mark Webb
        Jonathan E. Gottlieb
        Rebekah Moore
        Kevin L. Vaughn
 Hampden Bancorp, Inc.
        Thomas R. Burton
        Robert A. Massey
        Craig Kaylor
 Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        R. Mark Chamberlin
        Garrett M. Winslow
 Nutter McLennen and Fish LLP
        Michael K. Krebs
        Michelle L. Basil
 Keefe, Bruyette and Woods, Inc.
        Patricia A. McJoynt